140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
December 22, 2011 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Tonya Aldave
Julie F. Rizzo, Attorney-Advisor

Re:	Spirit Airlines, Inc.
Registration Statement on Form S-1
File No. 333-178336

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2011 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on December 13, 2011, from the staff of the Commission (the “Staff”) and to update the filing. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.	We note that you have a pending confidential treatment request with respect to Exhibit 10.31 that is incorporated by reference from the Form 10-Q dated October 27, 2011. Please note that this confidential treatment request must be completed before we act on a request for acceleration of the effectiveness of your Form S-1. Refer to Section III.B.2 of Staff Legal Bulletin No. 1 (with Addendum) dated July 11, 2001.

December 22, 2011

Response: In response to the Staff’s comment, we confirm that we have separately responded to the Staff’s comment letter dated December 5, 2011 regarding the confidential treatment application, in which response the Company (1) revised its application to disclose the previously redacted confidential portions at issue and (2) filed a revised agreement as Exhibit 10.1 to the Company’s amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2011, filed with the SEC on December 22, 2011.

2.	Please revise to disclose the number of shares to be resold prior to use of the prospectus.

Response: The form of preliminary prospectus circulated to prospective investors will include the number of shares to be resold.

3.	Please disclose that the selling stockholders may be deemed underwriters.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 as requested.

Principal and Selling Stockholders, page 126

4.	Please revise to disclose the number of shares being offered by selling stockholders.

Response: The form of preliminary prospectus circulated to prospective investors will include the number of shares to be resold.

* * *

As previously discussed with the staff by telephone, the Company’s objective is to be in a position to market this offering in the first week of January should market conditions warrant.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc.
Thomas C. Canfield, Spirit Airlines, Inc.
Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP